UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000

Edinburgh, EH12 1HQ

Scotland

Citizens Investment Advisors

c/o Citizens Bank, N.A.

Mail Stop RC 03-30

One Citizens Plaza

Providence, Rhode Island 02903

APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT File No. [ ]

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The Royal Bank of Scotland plc (“RBS” or the “Settling Firm”) and Citizens Investment Advisors (“Citizens IA”), (each an “Applicant” and collectively the “Applicants”),1 each hereby applies pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) a temporary order granting an exemption from Section 9(a) of the Act pending the determination of the Securities and Exchange Commission (the “Commission”) on this application (“Application”) for permanent exemption (the “Temporary Order”) and (ii) a permanent order exempting them from the provisions of Section 9(a) of the Act (the “Permanent Order,” and together with the Temporary Order, the “Orders”) in respect of the conviction of the Settling Firm. The Settling Firm is a party to this Application.2

As set forth below, one of the Applicants, Citizens IA, serves as investment sub-adviser to one management investment company registered under the Act (the “Fund”). No existing company of which the Settling Firm is an “affiliated person” within the meaning of Section 2(a)(3) of the Act (“Affiliated Person”) (other than Citizens IA as described above) currently serves as an investment adviser or depositor of any investment company registered under the Act (“RIC”), employees’ securities company (“ESC”) or investment company that has elected to be treated as a business development company under the Act (“BDC”), or principal underwriter for any open-end registered investment company under the Act (“Open-End Fund”), unit investment trust registered under the Act (“UIT”), or face-amount certificate company registered under the Act (“FACC”) (such foregoing activities, “Fund Service Activities”), Applicants request that any relief granted by the Commission pursuant to this Application also apply to any existing company of which the Settling Firm is an Affiliated Person and to any other company of which the Settling Firm may become an Affiliated Person in the future (together with the Applicants, the “Covered Persons”) with respect to any activity contemplated by Section 9(a) of the Act.3 Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

I. Background

A. Applicants

RBS is a company organized under the laws of Scotland and is a wholly-owned subsidiary of The Royal Bank of Scotland Group plc (“RBSG”). RBS and RBSG are international banking and financial services companies that provide a wide range of products and services to customers around the world. RBS and RBSG are both foreign banking organizations for purposes of Section 8 of the International Banking Act of 1978, as amended, and Subpart B of Regulation K, bank holding companies for purposes of the Bank Holding Company Act of 1956, as amended (the “BHC Act”) and financial holding companies for purposes of the BHC Act.

Citizens IA is a separately identifiable department of Citizens Bank, N.A., which is an indirect subsidiary of RBSG and bank subsidiary of Citizens Financial Group, Inc. (“CFG”). RBSG currently holds approximately a 42% interest in CFG and intends to dispose of its entire interest in CFG by the end of 2016. As a result, it is expected that Citizens IA will no longer be affiliated with RBSG or RBS by the end of 2016. Citizens IA is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and the investment sub-adviser to the Fund listed in Part 1 of Annex A. The assets under management of the Fund for which Citizens IA provides investment sub-advisory services are approximately $233.0 million as of March 31, 2015.

  B. The Information, the Plea Agreement and the Judgment

On May 20, 2015, the United States Department of Justice (the “Department of Justice”) filed a one-count criminal information (the “Information”) in the U.S. District Court for the District of Connecticut (the “District Court”). The Information charges that between approximately December 2007 and April 2010, the Settling Firm, through one of its euro/U.S. dollar (“EUR/USD”) traders, entered into and engaged in a conspiracy to fix, stabilize, maintain, increase or decrease the price of, and rig bids and offers for, the EUR/USD currency pair exchanged in the foreign currency exchange spot market (“FX Spot Market”) by agreeing to eliminate competition in the purchase and sale of the EUR/USD currency pair in the United States and elsewhere (the “Conduct”) in violation of Title 15, United States Code, Section 1. The Conduct involved near daily conversations, some of which were in code, in an exclusive electronic chat

1 A list of the registered investment companies to which the Applicants serve as investment sub-adviser as of April 30, 2015 is contained in Annex A.

2 The Settling Firm does not serve as an investment adviser, depositor or principal underwriter to any registered investment company.

3 The Applicants and other Covered Persons may, if the Orders are granted, in the future act in any of the capacities contemplated by Section 9(a) of the Act subject to the applicable conditions of the Orders.

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room used by certain EUR/USD traders, including the EUR/USD trader employed by RBS. The Information further charges that the Settling Firm, through one of its EUR/USD traders, and its co-conspirators, carried out the conspiracy to eliminate competition in the purchase and sale of U.S. dollars and euros by various means and methods including, in certain instances, by: (i) coordinating the trading of U.S. dollars and euros in connection with European Central Bank and World Markets/Reuters benchmark currency “fixes” which occurred at 1:15 PM (GMT) and 4:00 PM (GMT) each day; and (ii) refraining from certain trading behavior, by withholding bids and offers, when one conspirator held an open risk position, so that the price of the currency traded would not move in a direction adverse to the conspirator with an open risk position.

RBS and RBS Securities Inc. (“RBSSI”) will also enter into a settlement with the Board of Governors of the Federal Reserve System (“Federal Reserve”) to resolve certain findings by the Federal Reserve. Such findings include that the activities by RBS regarding buying and selling U.S. dollars and foreign currency for its own account and by soliciting and receiving orders through communications between customers and RBS personnel that are executed by traders in the spot market (“Covered FX Activities”) lacked adequate governance, risk management, compliance and audit policies and procedures to ensure that the Covered FX Activities complied with safe and sound banking practices, applicable U.S. laws and regulations, and applicable internal policies (the “Federal Reserve Order”).

RBS entered into a settlement with the U.S. Commodity Futures Trading Commission (“CFTC”) on November 11, 2014 to resolve certain findings by the CFTC. Such findings include that RBS by and through certain of its foreign exchange (“FX”) traders, at times sought to benefit its own trading positions or those of certain FX traders at other banks by attempting to manipulate and aiding and abetting certain traders at other banks in their attempts to manipulate certain FX benchmark rates, that such misconduct occurred primarily at RBS’s G10 FX trading desk in London, that RBS failed to adequately assess the risks associated with its participation in the setting of certain FX benchmark rates, lacked adequate internal controls or procedures to detect and deter possible misconduct involving certain FX benchmark rates and failed to adequately supervise its FX traders by, among other shortcomings, failing to have controls and monitoring over the use of electronic chat rooms (the “CFTC Order”). In the CFTC Order, RBS, among other things, agreed to a fine of $290 million.

RBS also entered into a settlement with the U.K. Financial Conduct Authority (“FCA”) on November 11, 2014 to resolve certain findings by the FCA. Such findings include that RBS failed to take reasonable care to organize and control its affairs responsibly and effectively with adequate risk management systems in relation to G10 spot FX trading in London (the “FCA Order”). In the FCA Order, RBS, among other things, agreed to a fine of £217 million.

Pursuant to a plea agreement, entered into on May 20, 2015 and attached hereto as Annex B (the “Plea Agreement”),4 the Settling Firm entered a plea of guilty (the “Guilty Plea”) on May 20, 2015 in the District Court to the offense charged in the Information. In the Plea Agreement, the Settling Firm, among other things, agreed to a fine of $395 million. The Applicants expect that the District Court will enter a judgment against the Settling Firm (the “Judgment”) that will require remedies that are materially the same as set forth in the Plea Agreement. The individual at the Settling Firm who was identified by the Settling Firm, RBSG or any U.S. or non-U.S. regulatory or enforcement agencies as being responsible for the Conduct has left RBS as of April 2010.5 Such individual will not be rehired by the Settling Firm or any other Covered Person.

In order to ascertain the extent of the Conduct, and those responsible for it, the Settling Firm (with its counsel) conducted an extensive global document review, reviewing over 6.5 million documents, and interviewed approximately 40 witnesses, including former employees and employees holding supervisory positions. In addition, the Settling Firm, including in some cases with PricewaterhouseCoopers LLP, has conducted an extensive trade data analysis of the FX trading at issue. Other than the individual referenced above, no other person at any other Covered Person was identified as being responsible for the Conduct described above. Internal counsel for the Applicants provided a list of the Applicants’ current officers, directors and employees involved in Applicants’ Fund Service Activities (as defined below) to external counsel for the Applicants. External counsel for the Applicants reviewed this list and confirmed that no one involved in Applicants’ Fund Service Activities was involved in the Conduct. In addition, internal counsel to the Applicants have reviewed the Fund’s trading records for the period in which the Conduct occurred and have concluded that the Fund was not a counterparty to any transaction with the Settling Firm related to the Conduct. The Settling Firm has fully cooperated with authorities, and the FCA specifically has recognized its “extremely good cooperation” in the FCA Order.

II. Application of Section 9 of the Act

4 Applicants note that Attachment A to the Plea Agreement is not included in Annex B hereto, because such Attachment A was filed under seal with the District Court.

5 Applicants have confirmed with RBSG’s Human Resources Department that the individual responsible for the Conduct is not employed by the Applicants or any other Covered Person.

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Section 9(a)(1) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act, or as principal underwriter for any registered open-end investment company, registered unit investment trust or registered face-amount certificate company if the person “within 10 years has been convicted of any felony or misdemeanor .. . . arising out of such person’s conduct as [a] . . . bank.” Section 2(a)(10) of the Act defines the term “convicted” to include a plea of guilty. Section 9(a)(3) extends the prohibitions of Section 9(a)(1) to a company, any “affiliated person” of which is disqualified under the provisions of section 9(a)(1). “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others,

(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person.

Taken together, Sections 9(a)(1) and 9(a)(3) would have the effect of precluding Citizens IA from acting as a sub-adviser for the Fund. The Guilty Plea would result in a disqualification of Citizens IA for ten years under Section 9(a)(3) because the Settling Firm is an Affiliated Person of Citizens IA within the meaning of Section 2(a)(3) of the Act and would become the subject of a conviction described in Section 9(a)(1). Other Covered Persons, including the other Applicants, would be similarly disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to a RIC, Open-End Fund, UIT or FACC.

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption. In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied, the conduct that serves as the basis for disqualification under Section 9(a).6

III. Statement in Support of Application

In support of their position that the Commission should issue the Orders, the Applicants assert that, as discussed in more detail below (i) the scope of the misconduct was limited and did not involve the Adviser Applicant or Fund Service Activities, (ii) application of the statutory bar would impose significant hardships on the Fund and its shareholders, (iii) the prohibitions of Section 9(a), if applied to the Adviser Applicant (as defined below) and other Covered Persons, would be unduly or disproportionately severe and (iv) the Conduct did not constitute conduct that would make it against the public interest or protection of investors to issue the Orders. Moreover, as further discussed below, the Settling Firm has undertaken extensive remedial measures in response to the Conduct, and has agreed to further undertaking pursuant to its settlements with the Department of Justice, the Federal Reserve and the CFTC, as described below in Section III.F.

A. Limited Scope of the Misconduct

The Conduct did not involve the Adviser Applicant nor did it involve any of the Applicants acting in the capacity of investment adviser, sub-adviser or depositor to any RIC, or in the capacity of principal underwriter for any Open-End Fund, UIT or FACC. The Conduct similarly did not involve any RIC, Open-End Fund, UIT or FACC with respect to which the Applicants engaged in Fund Service Activities.7 Instead, as described above, a single employee, who was not employed by the Adviser Applicant or engaged in Fund Service Activities, was identified as being responsible for the Conduct, which entailed a conspiracy to fix, stabilize, maintain, increase or decrease the price of, and rig bids and offers for, the EUR/USD currency pair exchanged in the FX Spot Market between approximately December 2007 and April 2010. These FX trading activities did not involve Fund Service Activities. Further, no individual identified by the Settling Firm, RBSG or any U.S. or non-U.S. regulatory or enforcement agency as being responsible for

6 Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

7 Internal counsel to the Applicants confirmed that the Settling Firm does not engage, and has not engaged, in Fund Service Activities.

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the Conduct remains employed by the Applicants or any other Covered Person.8 In light of the limited scope of the Conduct, it would be unduly and disproportionately severe to impose a Section 9(a) disqualification on the Applicants.

The legislative history of Section 9 indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”9 At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships. It could not have been foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations like the Applicants. As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case. That is, it was not intended that a RIC would have to be deprived of its management or an Open-End Fund, UIT or FACC of its distribution because of charged violations that are not even remotely related to the manager’s or distributor’s Fund Service Activities. Here, the Adviser Applicant did not engage in the Conduct, and depriving the Fund of the Adviser Applicant as its sub-adviser because of the activities of the Settling Firm would be an unduly severe result, both for the Adviser Applicant’s financial position and for the shareholders of the Fund, who would be deprived of the knowledge and expertise of a key service provider. In the absence of improper practices relating to their Fund Service Activities, therefore, the Applicants submit that Section 9(a) should not operate to bar them from serving RICs, Open-End Funds, UITs or FACCs and their shareholders.

As a result of the foregoing, the conduct of the Applicants has not been such to make it against the public interest or the protection of investors to grant the Application.

B. Hardships on the Fund and its Shareholders

The inability of the Applicant, i.e., Citizens IA, that serves as investment sub-adviser to the Fund (the “Adviser Applicant”) to continue providing such services to the Fund would result in the Fund and its shareholders facing potential hardship.10 Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Adviser Applicant because those disqualifications would deprive the Fund of the sub-advisory services that shareholders expected the Fund would receive when they decided to invest in the Fund. Those services include, among other things, the oversight of the Fund’s investment program, selection of securities and broker-dealers, and reports to a Fund’s board of directors or trustees. The Adviser Applicant has a longstanding relationship with the Fund and the Adviser Applicant has developed a familiarity and expertise with the Fund’s operations; replacing the Adviser Applicant with another adviser would result in inefficiencies and potential investment losses during a transition period. Further, a replacement adviser may not be willing to provide the same services for the same fees that the Adviser Applicant currently provides.

Uncertainty caused by prohibiting the Adviser Applicant from continuing to serve the Fund in a sub-advisory capacity would disrupt investment strategies and might result in large net redemptions of shares of the Fund, which could frustrate efforts to manage effectively the Fund’s assets and could increase the Fund’s expense ratios to the detriment of non-redeeming shareholders. In addition, although the Fund could retain a new investment sub-adviser, disqualifying the Adviser Applicant could result in substantial costs to the Fund and others because of the need to obtain shareholder approvals of new investment advisory or sub-advisory agreements with a new adviser or sub-adviser. The costs of obtaining such approvals could be substantial and would include the costs of: (1) identifying a suitable successor investment adviser or sub-adviser; (2) calling a special meeting of the board of trustees of the Fund; (3) preparing, printing and mailing proxy materials to all shareholders; (4) actively soliciting shareholder proxies and tabulating those proxies; and (5) holding the shareholder meetings. The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of the Fund and its shareholders, which would be an unduly and disproportionately severe consequence given that the Adviser Applicant was not involved in the Conduct and that the Conduct did not involve Fund Service Activities.

C. Adverse Effect on Applicants

If the Adviser Applicant were barred under Section 9(a) from providing investment advisory services to the Fund and were unable to obtain the requested exemption, the effect on its business and employees would be unduly and disproportionately severe.

8 Applicants have confirmed with RBSG’s Human Resources Department that no such individual remains employed by the Applicants or any other Covered Person.

9 Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

10 The Adviser Applicant is Citizens IA.

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The Adviser Applicant has committed substantial capital and other resources to establishing expertise in sub-advising RICs. Without relief under Section 9(c), the Adviser Applicant would be prevented from offering sub-advisory services that represent a valuable part of the total financial services it offers. The effects on the Adviser Applicant and its employees would be particularly significant as investment sub-advisory activities to the Fund represent 100% of the Adviser Applicant’s regulatory assets under management as of March 31, 2015.

Prohibiting the Adviser Applicant from engaging in Fund Service Activities would not only adversely affect its business, but would also adversely affect its employees who are involved in these activities. Many of these employees could experience significant difficulties in finding alternative, fund-related employment. Further, Applicants note that the Adviser Applicant, which is the only Covered Person that currently engages in Fund Service Activities, is both operated separately from the business units in which the Conduct occurred and does not share any personnel with such business units. Moreover, not only were no employees of the Adviser Applicant involved in the Conduct, but the Applicants expect that the Adviser Applicant will cease to be affiliated with RBSG in less than two years.

In addition, if the Applicants or Covered Persons are unable to expand their businesses in the future because of the imposition of the Section 9(a) disqualification, it could also have an adverse impact on their businesses. For example, if RBS or another Covered Person were to acquire another financial services firm in the future, it could be forced to divest the portion of the acquired business that conducts Fund Service Activities. Also, RBS and other Covered Persons would not be able to act as a principal underwriter in the future if the Orders are not obtained.

Finally, disqualifying the Applicants from serving in the capacities specified in Section 9(a) would be unduly and disproportionately severe given the remedial actions that the Settling Firm will take to address the Conduct. Applicants submit that, as discussed below, they have taken sufficient remedial actions to address the Conduct and that granting the exemption requested in this Application is consistent with the public interest and the protection of investors.

For these reasons, the imposition of the Section 9(a) disqualification on the Adviser Applicant and other Covered Persons would be unduly and disproportionately severe given that the Adviser Applicant was not involved in the Conduct and that the Conduct did not involve Fund Service Activities.

D. Absence of Any Connection Between the Misconduct and Applicants’ Fund Service Activities

The Conduct did not involve any of the Applicants’ Fund Service Activities. The Settling Firm does not serve in any of the capacities described in Section 9(a) of the Act. Similarly, the Conduct did not involve the Fund, or the assets of the Fund, with respect to which the Applicants provided Fund Service Activities.

Moreover, the individual at the Settling Firm who was identified as being responsible for the Conduct was not involved in Fund Service Activities. As described above, the Applicants conducted extensive due diligence by reviewing trading records of the Fund to determine that the Conduct did not involve any Fund Service Activities. Therefore, the Applicants believe that the conduct of the Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption from Section 9(a).

E. No Involvement of Applicants’ Personnel

Applicants represent that (i) none of the current or former directors, officers or employees of Citizens IA had any knowledge of, or had any involvement in, the Conduct11; (ii) no current or former employee of the Settling Firm or of any other Covered Person who previously has been or who subsequently may be identified by the Settling Firm, or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will have any involvement in providing Fund Service Activities on behalf of any

11 Internal counsel for the Applicants provided a list of the Applicants’ current officers, directors and employees involved in Fund Service Activities to external counsel for the Applicants. External counsel for the Applicants reviewed this list and confirmed that no such person was involved in the Conduct.

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Covered Person or will be an officer, director, or employee of any Applicants or of any other Covered Person12; (iii) no employee of the Settling Firm or of any other Covered Person who was involved in the Conduct had any, or will have any future, involvement in the Covered Persons’ activities in any capacity described in Section 9(a) of the Act; and (iv) because the personnel of Citizens IA did not have any involvement in the Conduct, shareholders of the Fund were not affected any differently than if the Fund had received services from any other non-affiliated investment adviser or principal underwriter.

F. Remedial Actions to Address the Misconduct

After extensive investigation, the Department of Justice has negotiated a settlement with the Settling Firm, reflected in the Plea Agreement.

RBS has agreed to comply with several undertakings pursuant to the Plea Agreement, including, among other things, the following: (i) providing full cooperation as described in the Plea Agreement with the United States government and (ii) the payment of a fine in the amount of $395 million.

RBS has agreed to comply with several undertakings pursuant to the Federal Reserve Order, including, among other things, implementing additional improvements in its internal controls, compliance, risk management and audit programs related to its FX activities in order to comply with RBS policies, safe and sound banking practices, and applicable U.S. laws and regulations. Specifically, these undertakings require RBS to address, consider and include, among other things, policies and procedures that define management responsibilities and establish accountability within all business lines that engage in FX activities, measures to ensure that material risk management issues related to potential employee misconduct in connection with RBS’s FX activities are escalated and addressed in a timely manner by senior management and the board of directors or a committee thereof and periodic internal audit reviews of business line controls and compliance detection and monitoring processes, as applicable, designed to identify and prevent potential misconduct in connection with RBS’s FX activities.

RBS has also agreed to comply with several undertakings pursuant to the CFTC Order, including, among other things, implementing and improving its internal controls and procedures in a manner reasonably designed to ensure the integrity of its participation in the setting of any FX benchmark rate, including measures reasonably designed to identify and address internal or external conflicts of interest. Specifically, RBS agreed to remediation improvements relating to, among other things, measures designed to enhance detection and deterrence of improper communications concerning FX benchmark rates, periodic audits of RBS’s participation in the setting of any FX benchmark rate, supervision of trading desks that participate in the setting of any FX benchmark rate and an enhanced system for the investigation of any suspected misconduct or questionable, unusual or unlawful activity relating to the setting of any FX benchmark rate with escalation to compliance and legal and with reporting of material matters to the executive management of RBS or appropriate regulators.

RBS has also agreed to comply with the measures required by the FCA as part of its industry-wide supervisory remediation program for the FX Spot Market. Among other things, firms are required to review their systems, controls, policies and procedures in relation to their spot FX business to ensure they are of a sufficiently high standard to effectively manage the risks faced by the business, and senior management must attest that action has been taken and that firms’ systems and controls are adequate to manage these risks.

In addition, since 2012, RBSG, RBS and their affiliates have significantly enhanced the governance policies and procedures related to its FX activities with the creation of new multi-tiered committees composed of senior executives. These committees are responsible for, among other things, the following: reviewing issues such as pricing and disclosure, trade execution, client management, order management, high-risk scenarios and conflicts, information management, communications and surveillance, and supervision and training; undertaking risk assessment and control framework reviews of its FX business globally; creating forums for reviewing, discussing and escalating risks and governance-related matters for its FX activities; and setting new minimum standards and best practices to be applied in the submission of rates, prices or levels to internal or external entities that may be used for the compilation of official or unofficial references rates, prices or indices or certain other purposes. Further, RBSG and RBS have initiated internal programs designed to set the tone from the top and to integrate RBS’s values and practices into employees’ day-to-day

 12 As noted above, RBSG’s Human Resources Department confirmed that the individual identified as being responsible for the Conduct is no longer employed by any Applicant or other Covered Person. As noted above, counsel for the Applicants confirmed that no one identified as being involved in the Conduct was involved in the Applicants’ Fund Service Activities.

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activities by, among other things, conducting leadership workshops attended by more than 3,000 senior leaders as well as simplifying and enhancing the tools designed to ensure compliance with RBSG and RBS values.

In addition to the remedial efforts described above, RBSG and RBS have taken a number of steps to enhance its internal controls, policies and procedures relating to its FX activities. These changes, include, but are not limited to the following: restricting participation by traders in multi-bank chat rooms; prohibiting mobile communication devices on dealing floors; strengthening surveillance of electronic, audio and trade communications at FX desks; mandating regular training for all FX employees concerning appropriate trading behavior; enhancing policies, procedures and guidance related to market color, client orders and FX fix orders; and improving customer disclosures relating to and enhancing controls around FX fix orders.

These policies and procedures described above that RBSG and RBS have undertaken and continue to undertake are, and in the future will be, reasonably designed to result in the compliance of its activities related to FX fix transactions with all applicable laws and regulations.

As a result of the foregoing, the Applicants respectfully submit that granting an exemption as requested in the Application would be consistent with the public interest and the protection of investors.

G. Actions Taken with Respect to the Fund

To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of the investors, the Applicants agree that they will, as soon as reasonably practical, distribute to the board of trustees (“Board”) of the Fund written materials describing the circumstances that led to the Guilty Plea, any impact on the Fund and this Application.13 The written materials will include an offer to discuss the materials at an in-person meeting with the Board of the Fund, including the directors who are not “interested persons” of the Fund as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in rule 0-1(a)(6) under the Act. The Applicants undertake to provide the Fund’s Board with all information concerning the Plea Agreement and this Application necessary for the Fund to fulfill its disclosure and other obligations under the federal securities laws and will provide it a copy of the Judgment as entered by the District Court.

H. Applicants’ Prior Section 9(c) Orders

Certain of the Applicants and their affiliates previously have applied for and obtained orders under Section 9(c) of the Act in connection with the LIBOR and RMBS matters described below. Applicants submit that because the previously obtained Section 9(c) orders were necessitated by actions brought by the U.S. Department of Justice and the Commission involving facts and circumstances that do not relate to the Conduct, they have little, if any, relevance to whether this Application should be granted, and do not form a pattern of allegedly violative conduct by Applicants in a particular area. Rather, like any large and diverse financial institution, different parts of the institution, with different systems and personnel, experience problems at different times. Moreover, the misconduct at issue in the LIBOR and RMBS matters (described below) occurred largely concurrently with the Conduct. The most significant instances of misconduct that serve as the basis for this Application occurred entirely within the relevant period in the LIBOR matter (and in close relation to that of the RMBS matter) and three years before the entry of the LIBOR Guilty Plea and the RMBS Judgment (each as defined below). As such, because the misconduct at issue in these prior Section 9(c) orders occurred around the same time as the Conduct, the existence of these prior orders does not indicate that RBS has failed to improve its culture of compliance or to implement enhanced compliance policies and controls in the wake of the LIBOR and RMBS matters. As a result, Applicants assert that these prior Section 9(c) orders should not preclude relief in this case. Further, the previous Section 9(c) orders granted to RBS and its affiliates did not pertain to the Applicants’ Fund Service Activities.

The following is a description of the LIBOR and RMBS matters.

LIBOR

On April 12, 2013, the Department of Justice filed a one-count criminal information (the “LIBOR Information”) in the U.S. District Court for the District of Connecticut charging one count of wire fraud, in violation of Title 18, United States Code,

13 The written materials that will be provided to the Board of the Fund will include a description of any impact or effect on the noted Fund the Conduct may have caused.

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Section 1343. The LIBOR Information charges that between approximately 2006 and at least 2010, RBS Securities Japan Limited (“RBSSJ”) engaged in a scheme to defraud counterparties to interest rate derivatives trades executed on its behalf by secretly manipulating benchmark interest rates to which the profitability of those trades was tied. The LIBOR Information charges that, in furtherance of this scheme, on or about October 5, 2009, RBSSJ committed wire fraud in violation of Title 18, United States Code, Sections 1343 by transmitting, or causing the transmission of (i) an electronic chat between a derivatives trader employed by RBSSJ and a derivatives trader of RBS, (ii) a subsequent submission for the London InterBank Offered Rate for Japanese Yen (“Yen LIBOR”) to Thomson Reuters, and (iii) subsequent publication of a Yen LIBOR rate through international and interstate wires.

In addition, on April 12, 2013, the Department of Justice filed a two-count criminal information (the “RBS Information”) in the Court charging one count of wire fraud, in violation of Title 18, Unites States Code, Section 1343 and one count of price-fixing, in violation of the Sherman Act, Title 15, United States Code, Section 1. The RBS Information charges that between approximately 2006 and at least 2010, RBS engaged in a scheme to defraud counterparties to interest rate derivatives trades executed on its behalf by secretly manipulating benchmark interest rates to which the profitability of those trades was tied. The RBS Information charges that, in furtherance of this scheme, the defendant transmitted or caused the transmission of (i) an electronic chat between a derivatives trader and a money market trader, (ii) a subsequent submission for the London InterBank Offered Rate for Swiss Franc (“Swiss Franc LIBOR”) to Thomson Reuters, and (iii) a subsequent publication of a Swiss Franc LIBOR rate through international and interstate wires. The RBS Information also charges that from at least as early as 2007 through at least 2010, RBS engaged in a combination and conspiracy in unreasonable restraint of interstate and foreign commerce. The charged combination and conspiracy consisted of an agreement, understanding and concert of action among RBS and its co-conspirators, the substantial terms of which were to fix the price of Yen LIBOR-based derivative products by fixing Yen LIBOR, a key component of the price thereof, on certain occasions.

Pursuant to a plea agreement (the “LIBOR Plea Agreement”), RBSSJ entered a plea of guilty (the “LIBOR Guilty Plea”) on April 12, 2013 in the court. In the LIBOR Plea Agreement, RBSSJ, among other things, agreed to a fine of $50 million. On January 13, 2014, the court entered a judgment against RBSSJ that required remedies that are materially the same as set forth in the LIBOR Plea Agreement.14

The Commission, pursuant to Section 9(c) of the Act, exempted RBS, RBSSJ, and Citizens IA, and any other existing company of which RBS, and RBSSJ is an affiliated person or any other company of which RBS, and RBSSJ may become an affiliated person in the future from the provisions of Section 9(a) of the Act, with respect to the LIBOR Guilty Plea. Investment Company Act Release Nos. IC-30462; 812-14148 (Apr. 12, 2013) (notice and temporary order) and IC- 30509; 812-14148 (May 8, 2013) (permanent order).

RMBS

On November 7, 2013, the Commission filed a complaint (the “Complaint”) against RBSSI in the U.S. District Court for the District of Connecticut in a civil action captioned Securities and Exchange Commission v. RBS Securities Inc. The Complaint alleged that RBSSI violated Sections 17(a)(2) and (3) of the Securities Act of 1933 (the “Securities Act”) [15 U.S.C. § 77q(a)(2), (3)] arising out of a single offering of residential mortgage-backed securities in 2007.

In settlement of this action, RBSSI submitted an executed Consent of Defendant RBS Securities, Inc. (the “Consent”). In the Consent, RBSSI agreed to the entry of a final judgment as described below, without admitting or denying allegations made in the Complaint (other than those relating to the jurisdiction of the court over them and the subject matter, solely for the purposes of that action).

On November 25, 2013, the court entered a judgment against RBSSI (the “RMBS Judgment”)15 that enjoined RBSSI from violating, directly or indirectly, Sections 17(a)(2) and (3) of the Securities Act. Additionally, pursuant to the RMBS Judgment, RBSSI was required to pay disgorgement in the amount of $80,352,639, prejudgment interest in the amount of $25,190,552, and a civil monetary penalty of $48,211,583.

14 United States of America v. RBS Securities Japan Limited, Case No. 3:13CR73 (MPS) (D. Conn. Jan 13, 2014).

15 Securities and Exchange Commission v. RBS Securities Inc., Case No. 3:13-cv-01643-WWE (D. Conn. Nov. 25, 2013).

RBS 9(c)

9

The Commission, pursuant to Section 9(c) of the Act, exempted RBSSI, Citizens IA and their affiliates from the provisions of Section 9(a) of the Act, with respect to the RMBS Judgment. Investment Company Act Releases Nos. IC-30808; 812-14232 (Nov. 25, 2013) (notice and temporary order) and IC-30842; 812-14232 (Dec. 23, 2013) (permanent order).

For the reasons discussed above, the previously obtained Section 9(c) orders do not form a pattern of allegedly violative conduct by Applicants in a particular area or over time. The previous orders involved Different personnel and related to different misconduct. Moreover, none of the previous Section 9(c) orders granted to RBS and its affiliates related to matters that involved the Applicants’ Fund Service Activities. RBS is committed to promoting a general culture of compliance. With regard to the Conduct, and as part of the culture of compliance, as described in this application, in particular the remedial measures undertaken, RBS is committed to implementation of significant changes in connection with its relevant practices. As a result, Applicants assert that these prior Section 9(c) orders should not preclude relief in this case.

I. Applicants’ Conditions

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:

1.	Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.
2.	Neither the Applicants nor any of the other Covered Persons will employ any of the current or former employees of the Settling Firm or any Covered Person who previously has been or who subsequently may be identified by the Settling Firm, RBSG or any U.S. or non-U.S. regulatory or enforcement agency as having been responsible for the Conduct, without first making a further application to the Commission pursuant to Section 9(c).
3.	Each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of the date of the Permanent Order or, with respect to condition 4, such date as may be contemplated by the Plea Agreement, or the CFTC Order, the Federal Reserve Order, the FCA Order, or any other orders issued by regulatory or enforcement agencies addressing the Conduct.
4.	The Settling Firm will comply in all material respects with the material terms and conditions of the Plea Agreement, with the material terms of the CFTC Order, the Federal Reserve Order, the FCA Order or any other orders issued by regulatory or enforcement agencies addressing the Conduct.
5.	Applicants will provide written notification to the Chief Counsel of the Commission’s Division of Investment Management with a copy to the Chief Counsel of the Commission’s Division of Enforcement of a material violation of the terms and conditions of any of the Orders within 30 days of discovery of the material violation.

J. Conclusion

For the reasons set forth above, Applicants meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission.

IV. Authorization

Pursuant to rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

The Royal Bank of Scotland plc

Jason Lane

Markets & International Banking, Senior Counsel

RBS 9(c)

10

RBS Americas HQ

600 Washington Boulevard

Stamford, CT 06901

Citizens Investment Advisors

Michele Goldmeer
Wealth Management Legal Counsel, Senior Vice President
Citizens Financial Group Inc.

101 Park Avenue, 10th Floor

New York, NY 10178

with a copy to:

Gregory S. Rowland

Davis Polk & Wardwell LLP

450 Lexington Avenue
New York, NY 10017

(212) 450-4930

The Applicants request that the Commission issue the requested Orders pursuant to rule 0-5 under the Act without conducting a hearing.

Pursuant to rule 0-2(c)(l) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors or Trustees, officers or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf. The certifications required by rule 0-2(c)(l) under the Act are attached as Exhibits A-1 through A-2 of this Application, and the verifications required by rule 0-2(d) under the Act are included in the signature pages to this Application.

RBS 9(c)

11

The Applicant named below has caused this Application to be duly signed on its behalf on May 19, 2015. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

THE ROYAL BANK OF SCOTLAND PLC

By:	/s/ James M. Esposito
Name:	James M. Esposito
Title:	Authorized Signatory

RBS 9(c)

12

The Applicant named below has caused this Application to be duly signed on its behalf on May 19, 2015. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-2 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

CITIZENS INVESTMENT ADVISORS (a separately identifiable department of Citizens BANK, N.A.)

By:	/s/ Daniel J. LaPlante
Name:	Daniel J. LaPlante
Title:	Senior Vice President

RBS 9(c)

13

Exhibit A-1

Authorization

Officer’s Certificate

The undersigned, being duly appointed Managing Director, of The Royal Bank of Scotland plc (“RBS”), does hereby certify that this Application is signed by James M. Esposito, General Counsel of RBS Americas and CIB Americas, pursuant to the general authority vested in him as such under the Senior Power of Attorney by RBS dated as of November 25, 2014.

IN WITNESS WHEREOF, I have set my hand this May 19, 2015.

THE ROYAL BANK OF SCOTLAND PLC

By:	/s/ Andrew Weinberg
Name:	Andrew Weinberg
Title:	Managing Director of The Royal Bank of Scotland plc

RBS 9(c)

14

Exhibit A-2

Authorization

Officer’s Certificate

The undersigned, being duly elected/appointed Senior Vice President, Chief Compliance Officer of Citizens Bank, N.A., of which Citizens Investment Advisors (“Citizens IA”) is a separately identifiable department, does hereby certify that this Application is signed by Daniel J. LaPlante, Senior Vice President of Citizens Bank, N.A., of which Citizens IA is a separately identifiable department, pursuant to the general authority vested in him as such under RBS policy and required documents.

IN WITNESS WHEREOF, I have set my hand this May 19, 2015.

CITIZENS INVESTMENT ADVISORS (a separately identifiable department of Citizens BANK, N.A.)

By:	/s/ Diane P. Novak
Name:	Diane P. Novak
Title:	Senior Vice President, Chief Compliance Officer

RBS 9(c)

15

Annex A

Part 1

Funds for Which Citizens IA Provides Investment Management Services

As Sub-Adviser:

Aquila Narragansett Tax-Free Income Fund

RBS 9(c)

16

Annex B

Plea Agreement

RBS 9(c)

17

UNITED STATES DISTRICT COURT

DISTRICT OF CONNECTICUT

---------------------------------------------------------------------------	x

UNITED STATES OF AMERICA	: Criminal No.

v.	: Filed:

THE ROYAL BANK OF SCOTLAND PLC,	: Violation: 15 U.S.C. § 1

Defendant.	:
---------------------------------------------------------------------------	x

PLEA AGREEMENT

The United States of America and The Royal Bank of Scotland plc (“defendant”), a financial services public limited company organized and existing under the laws of the United Kingdom, hereby enter into the following Plea Agreement pursuant to Rule 11(c)(1)(C) of the Federal Rules of Criminal Procedure (“Fed. R. Crim. P.”):

RIGHTS OF DEFENDANT

1. The defendant understands its rights:

(a) to be represented by an attorney;

(b) to be charged by Indictment;

(c) as a public limited company organized and existing under the laws of the United Kingdom, to decline to accept service of the Summons in this case, and to contest the jurisdiction of the United States to prosecute this case against it in the United States District Court for the District of Connecticut, and to contest venue in that District;

(d) to plead not guilty to any criminal charge brought against it;

(e) to have a trial by jury, at which it would be presumed not guilty of the charge and the United States would have to prove every essential element of the charged offense beyond a reasonable doubt for it to be found guilty;

(f) to confront and cross-examine witnesses against it and to subpoena witnesses in its defense at trial;

(g) to appeal its conviction if it is found guilty; and

(h) to appeal the imposition of sentence against it.

AGREEMENT TO PLEAD GUILTY AND WAIVE CERTAIN RIGHTS

2. The defendant knowingly and voluntarily waives the rights set out in Paragraph 1(b)-(g) above. The defendant also knowingly and voluntarily waives the right to file any appeal, any collateral attack, or any other writ or motion, including but not limited to an appeal under 18 U.S.C. § 3742, that challenges the sentence imposed by the Court if that sentence is consistent with or below the Recommended Sentence in Paragraph 9 of this Plea Agreement, regardless of how the sentence is determined by the Court. The defendant further agrees to waive and not raise any defense or rights defendant may otherwise have under the statute of limitations with respect to the criminal information referred to in this paragraph. The defendant further states that this waiver is knowingly and voluntarily made after fully conferring with, and on the advice of, defendant’s counsel, and is made for defendant’s own benefit. This agreement does not affect the rights or obligations of the United States as set forth in 18 U.S.C. § 3742(b)- (c). Nothing in this paragraph, however, will act as a bar to the defendant perfecting any legal remedies it may otherwise have on appeal or collateral attack respecting claims of ineffective assistance of counsel or prosecutorial misconduct. The defendant agrees that there is currently no known evidence of ineffective assistance of counsel or prosecutorial misconduct. Pursuant to Fed. R. Crim. P. 7(b), the defendant will waive indictment and plead guilty to a one-count Information to be filed in the United States District Court for the District of Connecticut. The Information will charge that the defendant and its co-conspirators entered into and engaged in a combination and conspiracy to fix, stabilize, maintain, increase or decrease the price of, and rig bids and offers for, the euro/U.S. dollar (“EUR/USD”) currency pair exchanged in the foreign currency exchange spot market (“FX Spot Market”), which began at least as early as December 2007 and continued until at least January 2013, by agreeing to eliminate competition in the purchase and sale of the EUR/USD currency pair in the United States and elsewhere, in violation of the Sherman Antitrust Act, 15 U.S.C. § 1. The Information will further charge that the defendant knowingly joined and participated in the conspiracy from at least as early as December 2007 until at least April 2010.

3. The defendant will plead guilty to the criminal charge described in Paragraph 2 above pursuant to the terms of this Plea Agreement and will make a factual admission of guilt to the Court in accordance with Fed. R. Crim. P. 11, as set forth in Paragraph 4 below.

FACTUAL BASIS FOR OFFENSE CHARGED

4. Had this case gone to trial, the United States would have presented evidence sufficient to prove the following facts:

(a) For purposes of this Plea Agreement, the “Relevant Period” is that period from at least as early as December 2007 and continuing until at least January 2013.

(b) The FX Spot Market is a global market in which participants buy and sell currencies. In the FX Spot Market, currencies are traded against one another in pairs.

The EUR/USD currency pair is the most traded currency pair by volume, with a worldwide trading volume that can exceed $500 billion per day, in a market involving the exchange of currencies valued at approximately $2 trillion a day during the Relevant Period.

(c) The FX Spot Market is an over-the-counter market and, as such, is decentralized and requires financial institutions to act as dealers willing to buy or sell a currency. Dealers, also known throughout the FX Spot Market as market makers, therefore play a critical role in ensuring the continued functioning of the market.

(d) During the Relevant Period, the defendant and certain of its Related Entities, as defined in Paragraph 14 of this Plea Agreement, employing more than 5,000 individuals worldwide, acted as a dealer, in the United States and elsewhere, for currency traded in the FX Spot Market.

(e) A dealer in the FX Spot Market quotes prices at which the dealer stands ready to buy or sell the currency. These price quotes are expressed as units of a given currency, known as the “counter” currency, which would be required to purchase one unit of a “base” currency, which is often the U.S. dollar and so reflects an “exchange rate” between the currencies. Dealers generally provide price quotes to four decimal points, with the final digit known as a “percentage in point” or “pip.” A dealer may provide price quotes to potential customers in the form of a “bid/ask spread,” which represents the difference between the price at which the dealer is willing to buy the currency from the customer (the “bid”) and the price at which the dealer is willing to sell the currency to the customer (the “ask”). A dealer may quote a spread, or may provide just the bid to a potential customer inquiring about selling currency or just the ask to a potential customer inquiring about buying currency.

(f) A customer wishing to trade currency may transact with a dealer by placing an order through the dealer’s internal, proprietary electronic trading platform or by contacting the dealer’s salesperson to obtain a quote. When a customer accepts a dealer’s quote, that dealer now bears the risk for any change in the currency’s price that may occur before the dealer is able to trade with other dealers in the “interdealer market” to fill the order by buying the currency the dealer has agreed to sell to the customer, or by selling the currency the dealer has agreed to buy from the customer. A dealer may also take and execute orders from customers such as “fix orders,” which are orders to trade at a subsequently determined “fix rate.” When a dealer accepts a fix order from a customer, the dealer agrees to fill the order at a rate to be determined at a subsequent fix time based on trading in the interdealer market. Two such “fixes” used to determine a fix rate are the European Central Bank fix, which occurs each trading day at 2:15 PM (CET) and the World Markets/Reuters fix, which occurs each trading day at 4:00 PM (GMT).

(g) During the Relevant Period, the defendant and its corporate co- conspirators, which were also financial services firms acting as dealers in the FX Spot Market, entered into and engaged in a conspiracy to fix, stabilize, maintain, increase or decrease the price of, and rig bids and offers for, the EUR/USD currency pair exchanged in the FX Spot Market by agreeing to eliminate competition in the purchase and sale of the EUR/USD currency pair in the United States and elsewhere. The defendant, through one of its EUR/USD traders, participated in the conspiracy from at least as early as December 2007 and continuing until at least April 2010.

(h) In furtherance of the conspiracy, the defendant and its co-conspirators engaged in communications, including near daily conversations, some of which were in code, in an exclusive electronic chat room, which chat room participants, as well as others in the FX Spot Market, referred to as “The Cartel” or “The Mafia.” Participation in this electronic chat room was limited to specific EUR/USD traders, each of whom was employed, at certain times, by a co-conspirator dealer in the FX Spot Market. The defendant participated in this electronic chat room through one of its EUR/USD traders from December 2007 until April 2010.

(i) The defendant and its co-conspirators carried out the conspiracy to eliminate competition in the purchase and sale of the EUR/USD currency pair by various means and methods including, in certain instances, by: (i) coordinating the trading of the EUR/USD currency pair in connection with European Central Bank and World Markets/Reuters benchmark currency “fixes” which occurred at 2:15 PM (CET) and 4:00 PM (GMT) each trading day; and (ii) refraining from certain trading behavior, by withholding bids and offers, when one conspirator held an open risk position, so that the price of the currency traded would not move in a direction adverse to the conspirator with an open risk position.

(j) During the Relevant Period, the defendant and its co-conspirators purchased and sold substantial quantities of the EUR/USD currency pair in a continuous and uninterrupted flow of interstate and U.S. import trade and commerce to customers and counterparties located in U.S. states other than the U.S. states or foreign countries in which the defendant agreed to purchase or sell these currencies. The business activities of the defendant and its co-conspirators in connection with the purchase and sale of the EUR/USD currency pair, were the subject of this conspiracy and were within the flow of, and substantially affected, interstate and U.S. import trade and commerce. The conspiracy had a direct effect on trade and commerce within the United States, as well as on U.S. import trade and commerce, and was carried out, in part, within the United States.

(k) Acts in furtherance of the charged offense were carried out within the District of Connecticut and elsewhere.

ELEMENTS OF THE OFFENSE

5. The elements of the charged offense are that:

(a) the conspiracy described in the Information existed at or about the time alleged;

(b) the defendant knowingly became a member of the conspiracy; and

(c) the conspiracy described in the Information either substantially affected interstate and U.S. import commerce in goods or services or occurred within the flow of interstate and U.S. import commerce in goods and services.

POSSIBLE MAXIMUM SENTENCE

6. The defendant understands that the statutory maximum penalty which may be imposed against it upon conviction for a violation of Section One of the Sherman Antitrust Act is a fine in an amount equal to the greatest of:

(a) $100 million (15 U.S.C. § 1);

(b) twice the gross pecuniary gain the conspirators derived from the crime (18 U.S.C. § 3571(c) and (d)); or

(c) twice the gross pecuniary loss caused to the victims of the crime by the conspirators (18 U.S.C. § 3571(c) and (d)).

7. In addition, the defendant understands that:

(a) pursuant to 18 U.S.C. § 3561(c)(1), the Court may impose a term of probation of at least one year, but not more than five years;

(b) pursuant to § 8B1.1 of the United States Sentencing Guidelines (“U.S.S.G.,” “Sentencing Guidelines,” or “Guidelines”) or 18 U.S.C. § 3563(b)(2) or 3663(a)(3), the Court may order it to pay restitution to the victims of the offense charged; and

(c) pursuant to 18 U.S.C. § 3013(a)(2)(B), the Court is required to order the defendant to pay a $400 special assessment upon conviction for the charged crime.

SENTENCING GUIDELINES

8. The defendant understands that the Sentencing Guidelines are advisory, not mandatory, but that the Court must consider, in determining and imposing sentence, the Guidelines Manual in effect on the date of sentencing unless that Manual provides for greater punishment than the Manual in effect on the last date that the offense of conviction was committed, in which case the Court must consider the Guidelines Manual in effect on the last date that the offense of conviction was committed. The parties agree there is no ex post facto issue under the November 1, 2014 Guidelines Manual. The Court must also consider the other factors set forth in 18 U.S.C. §§ 3553(a), 3572(a), in determining and imposing sentence. The defendant understands that the Guidelines determinations will be made by the Court by a preponderance of the evidence standard. The defendant understands that although the Court is not ultimately bound to impose a sentence within the applicable Guidelines range, its sentence must be reasonable based upon consideration of all relevant sentencing factors set forth in 18

U.S.C. §§ 3553(a), 3572(a).

SENTENCING AGREEMENT

9. Pursuant to Fed. R. Crim. P. 11(c)(1)(C) and subject to the full, truthful, and continuing cooperation of the defendant and its Related Entities, as defined in Paragraphs 14 and 15 of this Plea Agreement, the United States and the defendant agree that the appropriate disposition of this case is, and agree to recommend jointly that the Court impose, a sentence requiring the defendant to pay to the United States a criminal fine of $395 million, pursuant to 18 U.S.C. § 3571(d), payable in full before the fifteenth (15th) day after the date of judgment, no order of restitution, and a term of probation of 3 years (the “Recommended Sentence”). The parties agree not to seek at the sentencing hearing any sentence outside of the Guidelines range nor any Guidelines adjustment for any reason that is not set forth in this Plea Agreement. The parties further agree that the Recommended Sentence set forth in this Plea Agreement is reasonable.

(a) The defendant understands that the Court will order it to pay a $400 special assessment, pursuant to 18 U.S.C. § 3013(a)(2)(B), in addition to any fine imposed.

(b) In light of the availability of civil causes of action, which potentially provide for a recovery of a multiple of actual damages, the Recommended Sentence does not include a restitution order for the offense charged in the Information.

(c) The United States and the defendant agree that the Court shall order a term of probation, which should include at least the following conditions, the violation of which is subject to 18 U.S.C. § 3565:

(i) The defendant shall not commit another crime in violation of the federal laws of the United States or engage in the conduct set forth in Paragraph 4(g)-(i) above during the term of probation. On a date not later than that on which the defendant pleads guilty (currently scheduled for Wednesday, May 20, 2015), the defendant shall prominently post on its website a retrospective disclosure (“Disclosure Notice”) of its conduct set forth in Paragraph 13 in the form agreed to by the Department (a copy of the Disclosure Notice is attached as Attachment B hereto), and shall maintain the Disclosure Notice on its website during the term of probation. The defendant shall make best efforts to send the Disclosure Notice not later than thirty (30) days after the defendant pleads guilty to its spot FX customers and counterparties, other than customers and counterparties who the defendant can establish solely engaged in buying or selling foreign currency through the defendant’s consumer bank units and not the defendant’s spot FX sales or trading staff.

(ii) The defendant shall notify the probation officer upon learning of the commencement of any federal criminal investigation in which the defendant is a target, or federal criminal prosecution against it.

(iii) The defendant shall implement and shall continue to implement a compliance program designed to prevent and detect the conduct set forth in Paragraph 4 (g)-(i) above and, absent appropriate disclosure, the conduct in Paragraph 13 below throughout its operations including those of its affiliates and subsidiaries and provide an annual report to the probation officer and the United States on its progress in implementing the program, commencing on a schedule agreed to by the parties.

(iv) The defendant shall further strengthen its compliance and internal controls as required by the U.S. Commodity Futures Trading Commission, the United Kingdom Financial Conduct Authority, and any other regulatory or enforcement agencies that have addressed the conduct set forth in Paragraph 4 (g)-(i) above and Paragraph 13 below, and report to the probation officer and the United States, upon request, regarding its remediation and implementation of any compliance program and internal controls, policies, and procedures that relate to the conduct described in Paragraph 4 (g)-(i) above and Paragraph 13 below. Moreover, the defendant agrees that it has no objection to any regulatory agencies providing to the United States any information or reports generated by such agencies or by the defendant relating to conduct described in Paragraph 4 (g)-(i) above or Paragraph 13 below. Such information and reports will likely include proprietary, financial, confidential, and competitive business information, and public disclosure of the information and reports could discourage cooperation, impede pending or potential government investigations, and thus undermine the objective of the United States in obtaining such reports. For these reasons, among others, the information and reports and the contents thereof are intended to remain and shall remain nonpublic, except as otherwise agreed to by the parties in writing, or except to the extent that the United States determines in its sole discretion that disclosure would be in furtherance of the United States’ discharge of its duties and responsibilities or is otherwise required by law.

(v) The defendant understands that during the term of probation it shall: (1) report to the Antitrust Division all credible information regarding criminal violations of U.S. antitrust laws by the defendant or any of its employees as to which the defendant’s Board of Directors, management (that is, all supervisors within the bank), or legal and compliance personnel are aware; and (2) report to the Criminal Division, Fraud Section all credible information regarding criminal violations of U.S. law concerning fraud, including securities or commodities fraud, by the defendant or any of its employees as to which the defendant’s Board of Directors, management (that is, all supervisors within the bank), or legal and compliance personnel are aware.

(vi) The defendant shall bring to the Antitrust Division’s attention all federal criminal investigations in which the defendant is identified as a subject or a target, and all administrative or regulatory proceedings or civil actions brought by any federal or state governmental authority in the United States against the defendant or its employees, to the extent that such investigations, proceedings or actions allege facts that could form the basis of a criminal violation of U.S. antitrust laws, and the defendant shall also bring to the Criminal Division, Fraud Section’s attention all federal criminal or regulatory investigations in which the defendant is identified as a subject or a target, and all administrative or regulatory proceedings or civil actions brought by any federal governmental authority in the United States against the defendant or its employees, to the extent such investigations, proceedings or actions allege violations of U.S. law concerning fraud, including securities or commodities fraud.

(d) The parties agree that the term and conditions of probation imposed by the Court will not void this Plea Agreement.

(e) The defendant intends to file an application for a prohibited transaction exemption with the United States Department of Labor (“Department of Labor”) requesting that the defendant, its subsidiaries, and affiliates be allowed to continue to be qualified as a Qualified Professional Asset Manager pursuant to Prohibited Transactions Exemption 84-14. The defendant will seek such exemption in an expeditious manner and will provide all information requested of it by the Department of Labor in a timely manner. The decision regarding whether or not to grant an exemption, temporary or otherwise, is committed to the Department of Labor, and the United States takes no position on whether or not an exemption should be granted; however, if requested, the United States will advise the Department of Labor of the fact, manner, and extent of the cooperation of the defendant and its Related Entities, as defined in Paragraphs 14 and 15 of this Plea Agreement, and the relevant facts regarding the charged conduct. If the Department of Labor denies the exemption, or takes any other action adverse to the defendant, the defendant may not withdraw its plea or otherwise be released from any of its obligations under this Plea Agreement. The United States agrees that it will support a motion or request by the defendant that sentencing in this matter be adjourned until the Department of Labor has issued a ruling on the defendant’s request for an exemption, temporary or otherwise, so long as the defendant is proceeding with the Department of Labor in an expeditious manner. To the extent that this Plea Agreement triggers other regulatory exclusions, disqualifications or penalties, the United States likewise agrees that, if requested, it will advise the appropriate officials of any governmental agency considering such action, or any waiver or exemption therefrom, of the fact, manner, and extent of the cooperation of the defendant and its Related Entities and the relevant facts regarding the charged conduct as a matter for that agency to consider before determining what action, if any, to take.

(f) The United States contends that had this case gone to trial, the United States would have presented evidence to prove that the gain derived from or the loss resulting from the charged offense is sufficient to justify the Recommended Sentence set forth in Paragraph 9 of this Plea Agreement, pursuant to 18 U.S.C. § 3571(d). For purposes of this plea and sentencing only, the defendant waives its right to contest this calculation.

(g) The defendant agrees to waive its right to the issuance of a Presentence Investigation Report pursuant to Fed. R. Crim. P. 32 and the defendant and the United States agree that the information contained in this Plea Agreement and the Information may be sufficient to enable the Court to meaningfully exercise its sentencing authority under 18 U.S.C. § 3553, pursuant to Fed. R. Crim. P. 32(c)(1)(A)(ii). Except as set forth in this Plea Agreement, the parties reserve all other rights to make sentencing recommendations and to respond to motions and arguments by the opposition.

10. The United States and the defendant agree that the applicable Guidelines fine range exceeds the fine contained in the Recommended Sentence set forth in Paragraph 9 of this Plea Agreement. The parties agree that they will request the Court to impose the Recommended Sentence set forth in Paragraph 9 of this Plea Agreement in consideration of the Guidelines fine range and other factors set forth in 18 U.S.C. §§ 3553(a), 3572(a). Subject to the full, truthful, and continuing cooperation of the defendant and its Related Entities, as defined in Paragraphs 14 and 15 of this Plea Agreement, and prior to sentencing in this case, the United States agrees that it will make a motion, pursuant to U.S.S.G. § 8C4.1 for a downward departure from the Guidelines fine range because of the defendant’s and its Related Entities’ substantial assistance in the United States’ investigation and prosecution of violations of federal criminal law in the FX Spot Market. The parties further agree that the Recommended Sentence is sufficient, but not greater than necessary to comply with the purposes set forth in 18 U.S.C. §§ 3553(a), 3572(a).

11. Subject to the full, truthful, and continuing cooperation of the defendant and its Related Entities, as defined in Paragraphs 14 and 15 of this Plea Agreement, and prior to sentencing in the case, the United States will fully advise the Court of the fact, manner, and extent of the defendant’s and its Related Entities’ cooperation, and their commitment to prospective cooperation with the United States’ investigation and prosecutions of violations of federal criminal law in the FX Spot Market, all material facts relating to the defendant’s involvement in the charged offense and all other relevant conduct.

12. The United States and the defendant understand that the Court retains complete discretion to accept or reject the Recommended Sentence provided for in Paragraph 9 of this Plea Agreement.

(a) If the Court does not accept the Recommended Sentence, the United States and the defendant agree that this Plea Agreement, except for Paragraph 12(b) below, will be rendered void.

(b) If the Court does not accept the Recommended Sentence, the defendant will be free to withdraw its guilty plea (Fed. R. Crim. P. 11(c)(5) and (d)). If the defendant withdraws its plea of guilty, this Plea Agreement, the guilty plea, and any statement made in the course of any proceedings under Fed. R. Crim. P. 11 regarding the guilty plea or this Plea Agreement, or made in the course of plea discussions with an attorney for the United States, will not be admissible against the defendant in any criminal or civil proceeding, except as otherwise provided in Federal Rule of Evidence 410. In addition, the defendant agrees that, if it withdraws its guilty plea pursuant to this subparagraph of the Plea Agreement, the statute of limitations period for any offense referred to in Paragraph 16 of this Plea Agreement will be tolled for the period between the date of signature of this Plea Agreement and the date the defendant withdrew its guilty plea or for a period of sixty (60) days after the date of signature of this Plea Agreement, whichever period is greater.

OTHER RELEVANT CONDUCT

13. In addition to its participation in a conspiracy to fix, stabilize, maintain, increase or decrease the price of, and rig bids and offers for, the EUR/USD currency pair exchanged in the FX Spot Market, the defendant, through its currency traders and sales staff, also engaged in other currency trading and sales practices in conducting FX Spot Market transactions with customers via telephone, email, and/or electronic chat, to wit: (i) intentionally working customers’ limit orders one or more levels, or “pips,” away from the price confirmed with the customer; and (ii) disclosing non-public information regarding the identity and trading activity of the defendant’s customers to other banks or other market participants, in order to generate revenue for the defendant at the expense of its customers. The defendant also engaged in the following conduct: (iii) intentionally altering the rates provided to certain of its customers transacting FX over a trading platform disclosed to the United States in order to generate rates that were systematically more favorable to the defendant and less favorable to customers; and (iv) in connection with the FX component of a single corporate transaction, trading ahead of a client transaction so as to artificially affect the price of a currency pair and generate revenue for the defendant, and to affect or attempt to affect FX rates, and in addition misrepresenting market conditions and trading to the client.

DEFENDANT’S COOPERATION

14. The defendant and its Related Entities as defined below shall cooperate fully and truthfully with the United States in the investigation and prosecution of this matter, involving: (a) the purchase and sale of the EUR/USD currency pair, or any other currency pair, in the FX Spot Market, or any foreign exchange forward, foreign exchange option or other foreign exchange derivative, or other financial product (to the extent disclosed to the United States); (b) the conduct set forth in Paragraphs 13 of this Plea Agreement; and (c) any investigation, litigation or other proceedings arising or resulting from such investigation to which the United States is a party. Such investigation and prosecution includes, but is not limited to, an investigation, prosecution, litigation, or other proceeding regarding obstruction of, the making of a false statement or declaration in, the commission of perjury or subornation of perjury in, the commission of contempt in, or conspiracy to commit such conduct or offenses in, an investigation and prosecution. The defendant’s Related Entities for purposes of this Plea Agreement are entities in which the defendant had, indirectly or directly, a greater than 50% ownership interest as of the date of signature of this Plea Agreement, including but not limited to RBS Securities, Inc. The full, truthful, and continuing cooperation of the defendant and its Related Entities shall include, but not be limited to:

(a) producing to the United States all documents, factual information, and other materials, wherever located, not protected under the attorney-client privilege or work product doctrine, in the possession, custody, or control of the defendant or any of its Related Entities, that are requested by the United States; and

(b) using its best efforts to secure the full, truthful, and continuing cooperation of the current or former directors, officers and employees of the defendant and its Related Entities as may be requested by the United States, including making these persons available in the United States and at other mutually agreed-upon locations, at the defendant’s expense, for interviews and the provision of testimony in grand jury, trial, and other judicial proceedings. This obligation includes, but is not limited to, sworn testimony before grand juries or in trials, as well as interviews with law enforcement and regulatory authorities. Cooperation under this paragraph shall include identification of witnesses who, to the knowledge of the defendant, may have material information regarding the matters under investigation.

15. For the duration of any term of probation ordered by the Court, the defendant also shall cooperate fully with the United States and any other law enforcement authority or government agency designated by the United States, in a manner consistent with applicable law and regulations, with regard to all investigations identified in Attachment A (filed under seal) to this Plea Agreement. The defendant shall, to the extent consistent with the foregoing, truthfully disclose to the United States all factual information not protected by a valid claim of attorney- client privilege or work product doctrine protection with respect to the activities, that are the subject of the investigations identified in Attachment A, of the defendant and its Related Entities. This obligation of truthful disclosure includes the obligation of the defendant to provide to the United States, upon request, any non-privileged or non-protected document, record, or other tangible evidence about which the aforementioned authorities and agencies shall inquire of the defendant, subject to the direction of the United States. These obligations of full cooperation and truthful disclosure with regard to matters set forth in Attachment A do not preclude the defendant from merely putting the United States to its burden of proof in any action brought as a result of the investigations identified in Attachment A.

GOVERNMENT’S AGREEMENT

16. Subject to the full, truthful, and continuing cooperation of the defendant and its Related Entities, as defined in Paragraphs 14 and 15 of this Plea Agreement, and upon the Court’s acceptance of the guilty plea called for by this Plea Agreement and the imposition of the Recommended Sentence, the United States agrees that it will not bring further criminal charges, whether under Title 15 or Title 18, or other federal criminal statutes, against the defendant or any of its Related Entities:

(a) for any combination and conspiracy occurring before the date of signature of this Plea Agreement to fix, stabilize, maintain, increase or decrease the price of, and rig bids and offers for, the EUR/USD currency pair, or any other currency pair exchanged in the FX Spot Market, or any foreign exchange forward, foreign exchange option or other foreign exchange derivative, or other financial product (to the extent such financial product was disclosed to the United States), and

(b) for the conduct specifically identified in Paragraph 13 (i)-(iii) of this Plea Agreement that the defendant disclosed to the United States and that occurred between January 1, 2009 and the date of signature of this Plea Agreement, and for the conduct specifically identified in Paragraph 13 (iv) of this Plea Agreement that the defendant disclosed to the United States and that occurred between January 1, 2008 and the date of signature of this Plea Agreement.

(c) The nonprosecution terms of Paragraph 16 of this Plea Agreement do not extend to any other product, activity, service or market of the defendant, and do not apply to (i) any acts of subornation of perjury (18 U.S.C. § 1622), making a false statement (18 U.S.C. § 1001), obstruction of justice (18 U.S.C. § 1503, et seq), contempt (18 U.S.C. §§ 401-402), or conspiracy to commit such offenses; (ii) civil matters of any kind; (iii) any violation of the federal tax or securities laws or conspiracy to commit such offenses; or (iv) any crime of violence.

REPRESENTATION BY COUNSEL

17. The defendant has been represented by counsel and is fully satisfied that its attorneys have provided competent legal representation. The defendant has thoroughly reviewed this Plea Agreement and acknowledges that counsel has advised it of the nature of the charge, any possible defenses to the charge, and the nature and range of possible sentences.

VOLUNTARY PLEA

18. The defendant’s decision to enter into this Plea Agreement and to tender a plea of guilty is freely and voluntarily made and is not the result of force, threats, assurances, promises, or representations other than the representations contained in this Plea Agreement. The United States has made no promises or representations to the defendant as to whether the Court will accept or reject the recommendations contained within this Plea Agreement.

VIOLATION OF PLEA AGREEMENT

19. The defendant agrees that, should the United States determine in good faith, during the period that any investigation or prosecution covered by Paragraph 14 is pending, or during the period covered by Paragraph 15, that the defendant or any of its Related Entities has failed to provide full, truthful, and continuing cooperation, as defined in Paragraphs 14 and 15 of this Plea Agreement respectively, or has otherwise violated any provision of this Plea Agreement, except for the conditions of probation set forth in Paragraphs 9(c)(i)-(vi), the violations of which are subject to 18 U.S.C. § 3565, the United States will notify counsel for the defendant in writing by personal or overnight delivery, email, or facsimile transmission and may also notify counsel by telephone of its intention to void any of its obligations under this Plea Agreement (except its obligations under this paragraph), and the defendant and its Related Entities will be subject to prosecution for any federal crime of which the United States has knowledge including, but not limited to, the substantive offenses relating to the investigation resulting in this Plea Agreement. The defendant agrees that, in the event that the United States is released from its obligations under this Plea Agreement and brings criminal charges against the defendant or its Related Entities for any offense referred to in Paragraph 16 of this Plea

Agreement, the statute of limitations period for such offense will be tolled for the period between the date of signature of this Plea Agreement and six (6) months after the date the United States gave notice of its intent to void its obligations under this Plea Agreement.

20. The defendant understands and agrees that in any further prosecution of it or its Related Entities resulting from the release of the United States from its obligations under this Plea Agreement, because of the defendant’s or its Related Entities’ violation of this Plea Agreement, any documents, statements, information, testimony, or evidence provided by it, its Related Entities, or current or former directors, officers, or employees of it or its Related Entities to attorneys or agents of the United States, federal grand juries or courts, and any leads derived therefrom, may be used against it or its Related Entities. In addition, the defendant unconditionally waives its right to challenge the use of such evidence in any such further prosecution, notwithstanding the protections of Federal Rule of Evidence 410.

ENTIRETY OF AGREEMENT

21. This Plea Agreement, Attachment A, and Attachment B constitute the entire agreement between the United States and the defendant concerning the disposition of the criminal charge in this case. This Plea Agreement cannot be modified except in writing, signed by the United States, the defendant and the defendant’s counsel.

22. The undersigned is authorized to enter this Plea Agreement on behalf of the defendant as evidenced by the Resolution of the Board of Directors of the defendant attached to, and incorporated by reference in, this Plea Agreement.

23. The undersigned attorneys for the United States have been authorized by the Attorney General of the United States to enter this Plea Agreement on behalf of the\ United States.

24. A facsimile or PDF signature will be deemed an original signature for the purpose of executing this Plea Agreement. Multiple signature pages are authorized for the purpose of executing this Plea Agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

AGREED:

FOR THE ROYAL BANK OF SCOTLAND PLC:

Date:	May 20, 2015	By:
James M. Esposito, Esq.
Authorized Signatory

Date:	By:
Greg D. Andres, Esq.
Davis Polk & Wardwell LLP

FOR THE DEPARTMENT OF JUSTICE, ANTITRUST DIVISION:

JEFFREY D. MARTINO
Chief, New York Office
Antitrust Division
United States Department of Justice

Date:	By:
Joseph Muoio, Trial Attorney
Eric L. Schleef, Trial Attorney
Bryan C. Bughman, Trial Attorney
Carrie A. Syme, Trial Attorney
GeorgeS. Baranko, Trial Attorney
Stephanie Raney, Trial Attorney
Bryan Serino, Trial Attorney

FOR THE DEPARTMENT OF JUSTICE, CRIMINAL DIVISION, FRAUD SECTION:

ANDREW WEISSMANN
Chief, Fraud Section
Criminal Division
United States Department of Justice

Date:	By:
Daniel A. Braun, Deputy Chief
Benjamin D. Singer, Deputy
Chief Gary A. Winters, Trial Attorney
Anna G. Kaminska, Trial Attorney

AGREED:

FOR THE ROYAL BANK OF SCOTLAND PLC:

Date:	By:
James M. Esposito, Esq.
General Counsel, RBS Americas

Date:	May 20, 2015	By:
Greg D. Andres, Esq.
Davis Polk & Wardwell LLP

FOR THE DEPARTMENT OF JUSTICE, ANTITRUST DIVISION:

JEFFREY D. MARTINO
Chief, New York Office
Antitrust Division
United States Department of Justice

Date:	By:
Joseph Muoio, Trial Attorney
Eric L. Schleef, Trial Attorney
Bryan C. Bughman, Trial Attorney
Carrie A. Syme, Trial Attorney
GeorgeS. Baranko, Trial Attorney
Stephanie Raney, Trial Attorney
Bryan Serino, Trial Attorney

FOR THE DEPARTMENT OF JUSTICE, CRIMINAL DIVISION, FRAUD SECTION:

ANDREW WEISSMANN
Chief, Fraud Section
Criminal Division
United States Department of Justice

Date:	By:
Daniel A. Braun, Deputy Chief
Benjamin D. Singer, Deputy
Chief Gary A. Winters, Trial Attorney
Anna G. Kaminska, Trial Attorney

25

AGREED:

FOR THE ROYAL BANK OF SCOTLAND PLC:

Date:	By:
James M. Esposito, Esq.
General Counsel, RBS Americas

Date:	By:
Greg D. Andres, Esq.
Davis Polk & Wardwell LLP

FOR THE DEPARTMENT OF JUSTICE, ANTITRUST DIVISION:

JEFFREY D. MARTINO
Chief, New York Office
Antitrust Division
United States Department of Justice

Date:	5/20/15	By:
Joseph Muoio, Trial Attorney
Eric L. Schleef, Trial Attorney
Bryan C. Bughman, Trial Attorney
Carrie A. Syme, Trial Attorney
GeorgeS. Baranko, Trial Attorney
Stephanie Raney, Trial Attorney
Bryan Serino, Trial Attorney

FOR THE DEPARTMENT OF JUSTICE, CRIMINAL DIVISION, FRAUD SECTION:

ANDREW WEISSMANN
Chief, Fraud Section
Criminal Division
United States Department of Justice

Date:	5/20/15	By:
Daniel A. Braun, Deputy Chief
Benjamin D. Singer, Deputy
Chief Gary A. Winters, Trial Attorney
Anna G. Kaminska, Trial Attorney

26

ATTACHMENT B

DISCLOSURE NOTICE

The purpose of this notice is to disclose certain practices of The Royal Bank of Scotland plc and its affiliates (together, “RBS” or the “Firm”) when it acted as a dealer, on a principal basis, in the spot foreign exchange (“FX”) markets. We want to ensure that there are no ambiguities or misunderstandings regarding those practices.

To begin, conduct by certain individuals has fallen short of the Firm’s expectations. The conduct underlying the criminal antitrust charge by the Department of Justice is unacceptable. Moreover, as described in our November 2014 settlement with the U.K. Financial Conduct Authority relating to our spot FX business, in certain instances during the period 2008 to 2013, certain employees intentionally disclosed information relating to the identity of clients or the nature of clients’ activities to third parties in order to generate revenue for the Firm. This also was contrary to the Firm’s policies, unacceptable, and wrong. The Firm does not tolerate such conduct and already has committed significant resources in strengthening its controls surrounding our FX business.

The Firm has engaged in other practices on occasion, including:

•	We have, without informing clients, worked limit orders at levels (i.e., prices) better than the limit order price so that we would earn a spread or markup in connection with our execution of such orders. This practice could have impacted clients in the following ways: (1) clients’ limit orders would be filled at a time later than when the Firm could have obtained currency in the market at the limit orders’ prices, and (2) clients’ limit orders would not be filled at all, even though the Firm had or could have obtained currency in the market at the limit orders’ prices. For example, if we accepted an order to purchase €100 at a limit of 1.1200 EURUSD, we might choose to try to purchase the currency at a EURUSD rate of 1.1199 or better so that, when we sought in turn to fill the client’s order at the order price (i.e., 1.1200), we would make a spread or markup of 1 pip or better on the transaction. If the Firm were unable to obtain the currency at the 1.1199 price, the clients’ order may not be filled as a result of our choice to make this spread or markup.

EXTRACT DRAFT MINUTES of Meeting of the Board of Directors of THE ROYAL BANK OF SCOTLAND GROUP plc (the "Group") held at 280 Bishopsgate, London on Tuesday, 12 May 2015

Project Fox I FX Update

It was agreed that for the purpose of this item, the Directors would also be acting in their capacity as the Board of Directors of THE ROYAL BANK OF SCOTLAND plc (the "Bank") and that the Minutes would be construed accordingly.

After due discussion the Directors:

(a)	on the basis of the advice received from RBS Legal and Davis Polk, APPROVED, in principle, the Bank entering into the DOJ Plea Agreement and the Federal Reserve Cease and Desist Order subject to resolving the outstanding negotiations discussed at the meeting;
(b)	NOTED the recommendation that the Plea Agreement be entered by the Bank rather than the Group; and
(c)	RESOLVED THAT a committee of the Board be appointed comprising at least two Directors, two of whom shall be the Chairman, the Chief Executive or the Chief Financial Officer as a Committee of the Board (the "FX Committee") to finalise the negotiation of, and approve the final forms of, the Plea Agreement and the Cease and Desist Order.

I confirm that the above resolutions were passed at the Group and Bank Board meetings on 12 May 2015

/s/ Aileen Taylor
Aileen Taylor
Chief Governance Officer and Board Counsel

The Royal Bank of Scotland plc

Meeting of the FX Committee of the

Board of Directors

Taken as of 19 May 2015

EXTRACT DRAFT MINUTES of Meeting of the FX Committee of the Board of Directors of THE ROYAL BANK OF SCOTLAND PLC ("the Bank") held by telephone on Tuesday, 19 May 2015.

Project Fox

The Directors having considered:

1.	the discussions between the Bank, through its legal counsel, and the U.S. Department of Justice ("DOJ") regarding the issues that remain subject to negotiation in the investigations into the Bank's foreign exchange ("FX") practices;
2.	the terms of the proposed Plea Agreement between the Bank and the DOJ, a draft of which was circulated to the Board before its 12 May 2015 meeting, and the revised version of which was circulated to the FX Committee before its 19 May 2015 meeting; and
3.	the advice to the Board and the FX Committee by legal counsel regarding the current terms of the Plea Agreement, as well as advice regarding the waiver of rights and other consequences of entering into such agreement with the DOJ.

Resolved that:

1.	The terms of the Plea Agreement with the DOJ that was circulated to the FX Committee on 19 May 2015 (the "Plea Agreement") are accepted on behalf of the Bank, subject to the conditions identified to its legal counsel;

2.	Each of the Chairman, the Chief Executive, the Chief Financial Officer, the General Counsel and Mr. Esposito (Authorised Signatory of the Bank and the General Counsel, Americas) is hereby authorised, empowered and directed, on behalf of the Bank, to execute the Plea Agreement, together with such changes as any of them may approve;

3.	Each of the Chairman, the Chief Executive, the Chief Financial Officer, the General Counsel and Mr. Esposito, are hereby authorised, empowered and directed, in ·the name and on behalf of the Bank, to take any actions as may be necessary or appropriate and to approve the forms, terms, provisions of any agreement or other documents as may be necessary or appropriate, to carry out and effectuate the purpose and intent of the foregoing resolutions; and

4.	The terms of the draft RNS announcement circulated in advance of the meeting be and are hereby approved subject to any non-material changes to be approved by the General Counsel or Mr Esposito.

I confirm the above resolutions were passed by the FX Committee of the Board of Directors of The Royal Bank of Scotland pic on 19 May 2015.

Aileen Taylor
Chief Governance Officer and Board Counsel

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